Provectus Pharmaceuticals, Inc.
7327 Oak Ridge Highway, Suite A
Knoxville, Tennessee 37931
Toll-free (866) 594-5999 - landline (extension 30)
Toll-free (866) 998-0005 - fax

July 19, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:           Provectus Pharmaceuticals, Inc.
 Form 10-K for the Fiscal Year Ended December 31, 2010
 Filed March 16, 2011
 File Number:  000-9410

Dear Mr. Rosenberg:

This letter is submitted by Provectus Pharmaceuticals, Inc. (the "Company") in response to the comment received from the Securities and Exchange Commission by letter dated July 6, 2011 to H. Craig Dees, Ph.D. Your comment is set forth below, followed by the Company's response.

Notes to Consolidated Financial Statements
4. Equity Transactions, page F-11

1.
Please refer to your response to comment one. You have determined that the redemption of your preferred stock is within your control and should therefore be classified within permanent equity. Please file an Item 4.02 Form 8-K and restate your financial statements to reclassify the redeemable preferred stock to stockholders’ equity as soon as practicable.

The Company will file an Item 4.02 Form 8-K and restate its financial statements as of and for the year ended December 31, 2010 and as of and for the quarter ended March 31, 2011.  The Company anticipates filing the Item 4.02 Form 8-K on or around July 22, 2011.

*           *           *           *           *           *           *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the Registrant has been responsive to the Commission's comments. If there are additional questions or comments, please contact the undersigned.

          Very truly yours,

          PROVECTUS PHARMACEUTICALS, INC.

         /s/ Peter R. Culpepper
          Peter R. Culpepper
          Chief Financial Officer and Chief Operating Officer